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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VERSO TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
925317208
(CUSIP Number)
April 17, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	925317208

1	NAMES OF REPORTING PERSONS: Sentito Funding, LLC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-8801637

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		3,904,961.58 shares of Common Stock.*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0.*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,904,961.58 shares of Common Stock.*

WITH:	8	SHARED DISPOSITIVE POWER:

0.*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,904,961.58 shares of Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Six and eight tenths percent (6.8%)%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1(a). Name of Issuer: VERSO TECHNOLOGIES, INC.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     400 Galleria Parkway, Suite 200, Atlanta, Georgia 30339
Item 2(a). Name of Person Filing: Sentito Funding, LLC.
Item 2(b). Address of Principal Business Office or if none, Residence:
     153 East 53rd Street, 58th Floor,
     New York, NY 10022
Item 2(c). Citizenship: Delaware
Item 2(d). Title of Class of Securities: Common Stock
Item 2(e). CUSIP Number: 925317208
Item 3. Not Applicable
Item 4. Ownership:
          (a) Amount Beneficially Owned: 3,904,961.58 shares of Common Stock*
          (b) Percent of Class: 6.8%*

          (c) Number of shares as to which such person has:
               (i) sole power to vote or to direct the vote: 3,904,961.58 shares of Common Stock*
               (ii) shared power to vote or to direct the vote: 0
               (iii) sole power to dispose or to direct the disposition of: 3,904,961.58 shares of Common Stock*
               (iv) shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class: Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable
Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable
Item 8. Identification and Classification of Members of the Group: Not applicable
Item 9. Notice of Dissolution of Group: Not applicable
Item 10. Certification:
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2007

Date

/s/ Andrew Intrater

Andrew Intrater
Chief Executive Officer